Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-196883

March 3, 2015

NEW YORK, March 3, 2015

Voya Financial Announces Secondary Common Stock Offering by ING Group

ING Group Expected to Exit its 19% Stake in Voya Financial

Voya Financial, Inc. (NYSE: VOYA) announced today that ING Group has entered into an agreement with a syndicate of underwriters to sell Voya Financial common stock in an underwritten public offering. Voya Financial will not be issuing or selling common stock, and will not receive any proceeds from the offering.

In connection with the public offering, Voya Financial has entered into a share repurchase agreement with ING Group pursuant to which Voya Financial will repurchase directly from ING Group shares of Voya Financial common stock for an aggregate purchase price of $600 million (the “direct share repurchase”). The per-share purchase price to be paid by Voya Financial in the direct share repurchase will be equal to the per-share purchase price paid by the underwriters in the public offering. The direct share repurchase is subject to a number of conditions, including the successful completion of the public offering. Voya Financial expects to fund the direct share repurchase using cash on hand.

The total number of shares of Voya Financial common stock to be sold by ING Group, including both the underwritten public offering and shares repurchased by Voya Financial, is expected to equal 45.6 million shares.

Following completion of the public offering and the direct share repurchase, it is expected that ING Group will have fully exited its approximately 19% stake in Voya Financial common stock. ING Group will continue to hold warrants that are exercisable for 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments.

The underwriters for the offering may offer the shares for sale from time to time in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Voya Financial, Inc. at 1-212-309-8999 or by e-mailing IR@voya.com.

Media Contact:	Investor Contact:
Christopher Breslin	Darin Arita
(212) 309-8941	(212) 309-8999
Christopher.Breslin@voya.com	IR@voya.com

About Voya Financial

Voya Financial, Inc. (NYSE: VOYA), is composed of premier retirement, investment and insurance companies serving the financial needs of approximately 13 million individual and institutional customers in the United States. The company’s vision is to be America’s Retirement CompanyTM and its guiding principle is centered on solving the most daunting financial challenge facing Americans today — retirement readiness. Working directly with clients and through a broad group of financial intermediaries, independent producers, affiliated advisors and dedicated sales specialists, Voya provides a comprehensive portfolio of asset accumulation, asset protection and asset distribution products and services. With a dedicated workforce of approximately 6,500 employees, Voya is grounded in a clear mission to make a secure financial future possible — one person, one family, one institution at a time.

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